Prudential Investments LLC

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102

November 1, 2014

The Board of Directors
Prudential Investment Portfolios, Inc. 10
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

Re:	Prudential Mid-Cap Value Fund

To the Board of Directors:

Prudential Investments LLC has contractually agreed, through February 29, 2016 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes and deferred tax expenses, interest and brokerage commissions) of each class of shares to 0.80% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President